 Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: November 13, 2025

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

The following is a transcript of a conversation hosted by Nick Clayton of the SPAC Insider podcast involving Galiano Tiramani, Founder and Co-Chief Executive Officer of Boxabl and Larry Swets, Jr., Chief Executive Officer of FG Merger II Corp., published on November 13, 2025.

Nick Clayton: Hello and welcome to another SPAC insider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Affordability has become a major theme of 2025, and of all the areas where technology has sped up processes and brought down costs. Housing has been a stubborn exception. One company that is trying to bring a new technology-based approach to this is BOXABL, and it has partnered with a SPAC to accelerate that vision.

I'm Nick CClayton, and this week I speak with Galiano Tiramani, founder and co-CEO of possible, and Larry Swets Jr., CEO of FG Merger Corp II. The two announced a $3.5 billion combination in August. Galiano explains how BOXABL has found an edge in how it ships its modular homes, and how it hopes to eventually manufacture them at a rate of one house per minute.

Larry explains how BOXABL’s a unique crowdfunding path, gives FG Meger II to confidence in the company's journey after listing, and how adding a financial services angle to the platform could potentially take it to the next level. Take a listen.

So Galiano. How did the idea for your Casitas first come about, and how have they evolved since you got this thing going?

Galiano Tiramani: Well, we have a really big vision to fix housing, and it goes far beyond the Casita. Our plan is to mass produce housing on an epic scale, in a factory or an assembly line. But we see that that's how all modern products are manufactured, for the most part, except housing. Housing is still being done by craftsmen in a custom manner, one by one onsite.

Very inefficient, very slow. The goal for BOXABL really is to put out one house per minute, because that's what they do with automobiles. A Ford factory or a Tesla factory is putting out one car per minute, and it's harder to build a car than a house. So, all the technology is out there. And if we can make it work with housing, we think it leads to dramatically lower cost and housing for people and increase supply and frankly, a really big win and a really big upside.

Nick Clayton: And Larry, so what drew you to BOXABL after your earlier SPAC deals were largely in financial services?

Larry Swets Jr.: Yeah. Great question. I actually have a passion for affordable housing and just kind of housing in general. And so it was something I've always had an interest in. In fact, the first time I ever met the BOXABL folks was at the builders convention in Vegas right before Covid in 2020. I was there working on another project that was actually a board member of a publicly traded homebuilder, and I just became fascinated with product when I saw it.

I had an interest in kind of modular homes and shipping containers utilizing shipping containers in the building process. And, you know, personally, I actually built my own addition to my house in 2000. And I was blown away by the fact that I used a textbook from 1950 to build a house because nothing's changed. I mean, that's nominal advances in homebuilding, but, you know, no, you know, major leaps.

And, so, I could build a house with the textbook from 1950 and here with something that I thought was pretty, you know, innovative, potentially disruptive. And I actually went up I don't know if it was Galliano. I don't know who it was, had of marketing. And I said, hey, you're going to need a lot more money, hopefully hoping you're, you know, crowdfunding or doing whatever. Someday you should go public in a SPAC. And they're like, what's that? So like, well, we'll see you in a few years.

So actually, I didn't really follow the story very much after that until it started showing up into my Google feeds and then I said, you know, we should reach out and see what's going on there. We never did, until we got a call from an investment banker.

And I'm like, I actually know, BOXABL. Look, you know, you know, generally. And it was pretty interesting. I do think it's somewhat adjacent to financial services, because I think a financing model is what's going to drive the growth of sales here is, you know, people being willing to lend to it.

Nick Clayton: Yeah, and the idea of modular construction has sort of been around for a while. But clearly, you know, it's not been as easy for, for many, especially in this country, to really scale up the manufacturing now. Why do you think some other ventures have sort of failed in this area? And what are some of the challenges that you've been able to overcome through your process?

Galiano Tiramani: There's definitely a long, long list of failed modular companies. So a lot of people have tried to make it happen and it hasn't worked. The big differentiator that we started with was the ability to actually ship the houses in a cost effective manner. So, you know, you'll notice that our house has actually fold up because obviously houses are big so they don't fit on the road.

So our solution to that was fold them up. And then we can ship them, you know, on the roads at the lowest possible cost. That's super important because that opens up the geographic area where we can ship the product too. If you're trying to ship something that's so expensive to ship that you can't go that far before it becomes cost prohibitive, then you end up with a small factory and you don't really have mass production.

So for us, because we've solved that shipping issue, it allows us to really do like a large scale mass production. And the result of that is just pushing the labor cost down and down until it's next to nothing, hopefully. So that's why we think we're different, because we're the only ones who figured out really how to ship these things cost effectively.

The other big problem is regulation. So the way housing is regulated and factory built, housing is regulated is extremely over burdensome, really adds tremendous cost. I'm actually in Washington DC right now trying to spread the word and get people on our side to, to fix this. And there are, you know, certain initiatives going on in government, state and federal to actually, you know, improve that situation so that mass production of housing can be possible.

Nick Clayton: Yeah. And so speaking to about the regulations there on sort of the geography issue and like a high level, where are you able to deploy the homes under your current designs currently and under, you know, sort of state law. And that's feasible for you shipping wise as well logistically. And where are some of the areas where you're not quite able to get into just yet?

Galiano Tiramani: We can pretty much ship them anywhere. Our first project was in Cuba, so we got an order from the military. We use that to get everything going. It got, the house got shipped 150 of them from Las Vegas to Florida. And then put on a barge. So kind of a testament to how good our shipping solution really is.

Right now, as far as like a backyard EDU, which is, you know, our first product, the Casita, is just a small little backyard kind of guest house product, which is growing in popularity due to changes in laws that are kind of legalizing that. It's really big in California. They're pushing hard to enable people to deploy those backyard units, but we're currently able to sell in about 15 states.

You know, unfortunately, it's, it's not the whole country. And it takes a lot of time and a lot of money to get those approvals. I'm pushing for, you know, one stop federal approval, which would be massive for the company. And I think there's a strong possibility something like that could happen.

Nick Clayton: I guess, which are the levels of regulation that you tend to run into most. Is it, you know, like local, very local zoning? Is it sort of state housing law and federal ordinances? What is usually the big impediment there?

Galiano Tiramani: Yeah, the federal government isn't really getting in the way. It's state and local. Of course you have, you know, zoning. So, a town or city says you can only put certain type of structures in certain places. That's all right. A lot of times the approval process for, for buildings on the local level is very burdensome and slow. It's very easy for them to shut, shut down projects.

There's a lot of people along the way that do have the power to, to shut it down. And then each state, or 40 out of 50 states, have an additional layer of regulation for factory built housing, where you have to get approval from the state. So that adds to the timeline and cost. And it's a big barrier to entry to people who want to put out factory built housing.

But, we have a big, you know, market with the people that, you know, millions and millions of people that we can service, you know, like California alone is however many tens of millions of people. So, you know, at this level of scale, you know, we have plenty of people to sell to. But in my dream scenario where we're putting out houses, really rapidly, you know, at a really high rate, which is what we need to push the cost down to the point where BOXABL is the winner.

You know, I think we need really to open things up to the whole country for that.

Nick Clayton: Yeah, for sure. And in terms of your the manufacturing side, you mentioned the goal of having that, you know, a house a minute being able to be turned out, I guess. How far away are you from that? And what are some of the kind of the next wave of things that will get you keep getting you closer along that line.

Galiano Tiramani: So right now we can put out a house, you know, every 2 or 3 hours, something like that. So, pretty cool. I mean, as far as, like considering the process to build a house, the regular way is going to take months and months and months and our, our factories out putting one, you know, every few hours. That's great.

I think that the manufacturing is actually the easy part. What we found and then actually deploying the projects, connecting the dots with the customers, financing, site preparation, permitting, that's what's really kind of slowed us down, unfortunately. But it's, it's building up and it's kind of snowballing because, you know, projects that have come into the pipeline a year ago are now just coming to fruition.

You know, so all the work we did back then pays off now, and that will build up and build up. And we're heavily focused now on signing contracts and sales and revenue. And we do have a big factory that can put out thousands of, of houses. So, you know, once we, we fill that up, you know, we'll be back saying, look, we've we've proven out the concept and now we want to grow this thing more.

Nick Clayton: And what are your typical kind of customers like? I mean, you mentioned sort of having the sort of, you know, a livable sort of a second home in the backyard. And in California, it looks like you've also done some, like larger kind of neighborhood projects, whether they're sort of recreational sites or religious institutions, things like that. Military bases, like what are, I guess, how did those things break down and what kind of different products do you have effectively for those different types?

Galiano Tiramani: We got our foot in the door with the Casita. That's a 360 square foot little small studio apartment, you know, kitchen, bathroom, bed, couch in one room. It's fully built in our factory and shipped to site and just sets up in a couple hours and you're good to go. That's just the first product. We also have a line of, of new products that we just released, which is basically every other type of residential building, apartment, single family homes, everything using our solution, our innovation and the factory advantage.

We initially thought, all right, let's, let's target this backyard EDU market in California that's very popular. I believe the number is 20% of new construction in California is now these infill, backyard units. Then we ended up getting this military contract. So, we did the military base housing. We did workforce housing. We've done projects in partnership with Catholic Charities for little Communities.

We've done stuff where we fill old trailer RV parks with our units. Those are nice because all the infrastructure's there and it's just about deploying the housing, which is the product that we make. So, you know, we're just out looking for, you know, where are the opportunities? Where does it make sense? Where do our advantages benefit the situation the most. And we're going to keep jumping from, you know, product to product until we really dig into our niche.

Nick Clayton: Right, And you know, I think for a lot of people, they're, you know, probably wondering what the, you know, the price is like in terms of differences between, you know, a factory built home and, you know, a traditionally built home. I mean, I've noticed, you know, disclosed in terms of, I believe was the military contract you're referencing there, which was a $9 million contract for a 156 homes.

I think it was breaks down to something like $57,700 for a home. I mean, I, I imagine these things vary, you know, site to site and the various demands of the project. But I mean, what, what are sort of the ranges you're looking at usually and, and I guess like how does that compare and how do the perks you know, change some of those things.

Galiano Tiramani: Yeah, the specific site conditions like land, local labor, permitting fees, that all varies based on where it's going. But our product, the initial product is the Casita. So that $60,000 I think that's extremely competitive. Not sure that you can really do it for, for much cheaper than that. And then, you know, a longer term for other types of residential building products.

You know, we think we can get down to a number that is just way better than site building. And then you have other advantages, you know, like speed and, and higher quality with the factory building. So I just believe at the end of the day that in the principles that if you're doing it on an assembly line, with repeatability, with standardization, with automation and the ability to use technician, a guy, we go off the street and train versus a tradesman that that's all got a result in, you know, a much lower cost.

And, you know, the big thing is, is the assembly line, the bigger the assembly line is, the more stations you have and the faster the product moves and the more you break up the, the job that the worker is doing, you just get huge, huge benefits from that on the labor side. And then we'll end up, you know, with economies of scale and bulk purchasing, the ability to buy direct from a manufacturer of a toilet, you know, or a window.

And then one day, hopefully vertically integrating and building those products ourselves, doing the other services ourself, bringing like the whole big picture of deploying and selling and leasing housing, all under the BOXABL brand. So, you know, hopefully we can go far beyond just the manufacturing and kind of cover the whole scope of services. And I would also like to be not just selling these, these modules, but I would like to be buying the land, developing the, the projects and the real estate and end up selling a finished house to someone. You know, I want I want to be doing a large scale, you know, mass production of communities and then dropping those houses on Zillow cheaper than market rate, selling them instantly and, and just turning projects and growing the growing division like that. And you know, the vision is really, really big. You know, houses are big. The manufacturing facility is big. It's extremely expensive and capital intensive. And, you know, but that's the scale of the problem and the reward if we figure it out. It's also very great.

Nick Clayton: You know, and you've had a very interesting path so far and, and building things to where you are right now in terms of raising $230 million and equity capital via a pair of Reg A+ rounds. What have been the pros and cons of that process, and how did that sort of lead you towards considering a SPAC listing?

Galiano Tiramani: Yeah, I mean, the way we raise capital is pretty, pretty unique. You know, we've done better than most other people have tried to raise that way. We leverage social media, getting a lot of views, a lot of attention. So, we have probably half a billion views online of our content. We've kind of shown people the journey every step of the way, and the result of that is 50,000 investors, millions more followers, and allowing us to kind of be masters of our own destiny.

And, pretty amazing. I think that's also going to contribute to doing well, in, in the public markets, because at the end of the day, it's kind of a popularity contest. You know, the more people that know about you, the better you can do. There is a, you know, dark side to that, of course, which is like being famous or being a celebrity.

You have like a lot of people watching you, and some of them are crazy and we're all going to do bad stuff. So, you know, definitely, the pros outweigh the cons. But, you know, we, we had stuff, you know, the internet rumors got so bad at one point that we had an SEC investigation. So, they end up investigating us for over a year. We turned over half a million documents to them, and at the end of the day, they wrote us a letter saying we're not pressing charges against you. And, I think that speaks volumes to how we actually did steer the ship, you know, outside of bogus internet rumors, when the federal government got in there and looked under the hood, you know, a few guys, me and my father, just winging it with no experience in any of this, no experience and capital raising our understanding of, you know, securities and exchange rules.

You know, that, you know, at the end of the day, we did we did the right things. And I think it's really like the most craziest due diligence, you know, that you can get and that happens to you. Wasn't fun.

Nick Clayton: And I imagine and it is interesting though, because that's a it's a very unique experience among targets in, in SPAC transactions that in many cases they're going from, you know, a couple of venture rounds as startups straight into, you know, becoming suddenly a public company, for better or worse, you guys have had at least had some real experience in terms of becoming public ready with some of that disclosure and, and dealing with all the documents of the, you know, the filings are bringing in the investors that you have.

Galiano Tiramani: Yeah. I mean, we see a lot of our investors are repeat investors. Technically, we are already an Exchange Act Reporting. So, we're already an SEC reporting company and have been for some time. So we're all familiar with that. And we hope that can speed up the process. You know, because the SEC has been reviewing our stuff for, for years now.

But you know, hopefully we'll continue to capture people's imagination. And a lot of people understand, you know, housing and, and you know, they get really excited about possibly a solution. So, you know, if we figure this thing out, huge upside. And frankly, you know, we won't, you won't, you won't take a lot. You know we had a few lucky breaks here and there which we've had before.

And I'm sure we'll have again, could really move the needle significantly.

Nick Clayton: And so for Larry, you know what were some of the key signs that you saw that box is really at that inflection point and ready for a public listening.

Larry Swets Jr.: I think the growth in shareholder base is a sign. And, you know, I think sales will follow when they can clean up, you know, the regulatory issues that have been discussed. I mean, that's a real issue. It's just it's still amazing to me that, you know, some I live in in a town of 9,000 people and there's like six people that are going to control whether or not I can do something.

And it's generally one person who's not even elected that's interpreting some building code that was written. Who knows where. I mean, it, it is it is crazy. So, but I when I look at the growth in the shareholder base, 50 some odd thousand shareholders, to me that's the that was, you know, the sign that this company, you know, has the potential to be public.

Nick Clayton: Yeah, that's a really interesting element here because you know as we know with in the SPAC world having very engaged retail investors following the deal and you know, being excited about it is a big key to success. Often times for, for some of these post-close. And it's interesting that, you know, BOXABL, it's one of those rare situations where in a sense it's kind of bringing its own retail, the shareholder base into the transaction already from these earlier, you know, Reg A raises.

So I mean, what do you think that the dynamics are going to be like that moving forward in terms of trading, in terms of just the conversation, you know, how does that play into your approach here?

Larry Swets Jr.: Yeah, I don't know that I can predict it. I mean, every time I think, you know, that we've got some insight into how the market is going to view things, I get humbled. So, what we like about it is, a very engaged shareholder base, one that is interacting with the company, the one that wants to see the company succeed and quite frankly, helps lower the cost of capital. Right? I mean, you know, one of the reasons and, you know, I'm sure we'll talk about valuation. I'm a deep value investor. I can't look at financial metrics and make sense of, you know, the valuation here. But, you know, tens of thousands of people have put their money into this company at a valuation in a way that suggests that we want this to succeed, and we want to lower the cost of capital to make that happen.

You struggle to find a way to be relevant in the noise of public markets. And we've got 55,000 shareholders or 56. I don't think it's the exact number. He speaks directly to that. Think about how valuable that is. Not only speaks to them as anyone can talk to a hundred thousand people on Twitter or wherever, but they're engaged and invested.

And, so we've I think we've hit that. But that, to me is, what's really unique. This would be really way more challenging and probably not something we'd be interested in doing if it didn't have that right. That was like the thing that said, okay, if there's something here, here, after knowing that, then, you know, then and there is.

Right, these Boxes are real. And, you know, I as I'm getting older and more humbled by markets, I'm looking at the wisdom of the crowd and seeing the opportunity here for, for them to take this, you know, that shareholder base to do with this, what they're going to do. We've seen our own shareholder base at FG merger Corp go from, you know, the measly couple hundred that you have just to get public. I think we're over 8,000 shareholders right now.

Nick Clayton: Interesting. And on that investor engagement point, you know, the early materials pointed out you were looking to raise a $55 million pipe. And, you know, the pipe market has become a bit stronger, especially since the summer. How has that engagement been like? And, you know, as you're telling the story through your path so far.

Larry Swets Jr.: Yeah. So we've, we've been slow to engage in the institutional market. You know, for example on the pipe side. But we're really just letting the story in you know, kind of evolve out there. And, you know, I think this is one of those opportunities where we can look to the trust as a real opportunity, given the engagement of the shareholders that I just mentioned, whether it be existing shareholders or new shareholders who are now more aware, you know, maybe there's people that wanted to invest that didn't want to invest in something that had no liquidity. And then, you know, then we'll step once we've got some momentum into the institutional pipe market side.

Nick Clayton: Right. And on that sort of value story side, I mean, there's not a whole lot of companies that have scaled up to where box is in the modular building space. I mean, just in terms of the comps universe and sort of the things that you're seeing in terms of where BOXABL could go, what are some of the things that stood out to you that helped you guide that path on, on the valuation question?

Larry Swets Jr.: Yeah, valuation has been really tough. And so, you know, I don't have a strong view outside of what tens of thousands of investors have said that they were willing to put their money in at a particular valuation. And, you know, we could argue all day long whether it was sophisticated or it's the wisdom of the crowd. Right. And, but it's pretty powerful.

I was wrong on Tesla, for forever. I've always. But I still can't understand it necessarily. But, you know, once I finally got into the car, I was like, I'm a believer. I mean, I get it, I get why people just don't even really think about the valuation. This is going to change the world. And, you know, I don't want to be one of those people that, you know, constantly compare to this unattainable thing, right? Like in my world of, of the deep value investor, you know, everyone likes to say that they're Warren Buffett or Berkshire Hathaway, right? It just kind of turns me off. But when you go into one of these Boxes, you don't feel like you're in some cardboard, you know, thing that's going to blow away. You're not, you know, I've been in lots of mobile homes, manufactured homes and they sort of feel a little bit more like a house.

But there's a difference. When you walk into a house and you feel the firmness, you feel, you know, the I'm a laughing plaster kind of guy, right? Like the thickness of the wall. There's just something about it. And when you walk into a Box, a BOXABL, a Box, you feel like it is a home. Not that you're compromising and something.

And, so it was kind of, I'd say, a bit of skepticism going in. And, so I went and did the tour, got in one of the Boxes and realized, listen, these things are different because they fold up the way they fold up. They can be transported all throughout, you know, the United States, right? Unlike the existing manufactured home stuff, which has a short radius that it can distribute to because of the size and the, you know, real constraints of trying to go smaller.

This has the ability to have kind of that escape velocity in changing, whether it be ADUs or, you know, full blown, you know, developments of houses, multi units, etc., you know, it has that chance. To me it's it's, it's kind of like the potential for that, you know, model three moment in changing the trajectory and the acceptance of these kinds of units.

You know I do think they, they, could you do a little better at helping people see that the white box can become anything you want it to be. And they have some examples of that, of course. Right. Ones that are, you know, designed for the beach, you know, and putting like traditional roofs on it. I think, solving some of that and making that more modular, turnkey, you know, will really open up the opportunity. And, we have a, we have a significant affordability crisis. Right? And there needs to be solutions. And I think this could be one of them.

Nick Clayton: Yeah, just looking forward. You know, there's a lot of different directions that box will can expand. And you touched upon briefly, you know, some of the fact that there are some financial services sides of the business that, you know, can be further fleshed out and expanded upon, and the company will have a few more levers to pull in terms of its path into vertical integration. Once it has access to that public capital, you know, how do you see the FG Merger team helping out with BOXABL, building on some of those ideas and executing on things, you know, beyond the close of this deal?

Larry Swets Jr.: Yes. We, our philosophy is to offer a facilitation of a public listing. Right. That's how we kind of, define ourselves in that facilitation is to come along and in alongside someone like Galiano, you know, in the founders here and say, how can we help, you know, what can we do? And it's been a really collaborative process with Galliano and his team, and probably one of the most collaborative I've had, actually.

And so really, been excited to work with someone who is engaged, open to feedback, you know, asks tough questions. And, you know, I, like I've said this publicly before, he's a little crazy. And and, and we embrace that. I thoroughly enjoyed him asking questions and pushing the lawyers. Why can't we do that? This is what I want to do.

And, it's really exciting to work with someone like that who will also take the feedback and say, we actually can't do that. Right. And so, you know, understanding where there is, you know, a line. So from a financial services side, you know, we see opportunity with obviously financing these units. It's not going to feel like a traditional mortgage.

Although we think it is right. It's actually has portability which is something that most housing doesn't have. So, we think there's a unique angle there. Secondly, we think there's an insurance opportunity, and the insurance opportunity because it is highly engineered. And so, you know, you can understand the risk from the factory rather than wondering how it was built out in the field.

Nick Clayton: And you guys have done, you know, so many trade shows through the years and things like that, and seeing people like kind of walk up and experience your spaces and look through them. What do you see as always being kind of the thing that kind of shocks them the most and like what you're always kind of excited to explain to them about what your particular approach can offer.

Galiano Tiramani: Yeah, people, when they see the house in person, they love it. They get excited about videos online. But it's definitely a different vibe when you're there and it's, you know, it's an upscale building. You know, we are going for the lowest cost, but that doesn't mean you have to compromise on anything else. It's kind of like the janitor might have you know, an iPhone and the CEO might have an iPhone, and they're both getting, you know, the best cutting edge technology.

Well, so we think it's kind of the same thing with housing, you know, and that our, our products are really high quality, really upscale, really nice and fit for everyone. I would also say that if anyone's interested in learning more, please head over to our website, our social media channels. We have, you know, update videos on what's going on at the factory, on YouTube and just constantly posting about our new products and the innovation that we're working on, and people can get a really deep dive by going through some of those videos.

About BOXABL

BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL’s innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL’S flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL’s facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation-setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

About FG Merger II Corp.

FG Merger II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to FGMC’s shareholders in connection with FGMC’s solicitation of proxies for the vote by FGMC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or to BOXABL 5345 E North Belt Rd Las Vegas NV 89115.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding BOXABL’s ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL’s ability to attract, retain, and expand its customer base; BOXABL’s deployment of Casita; BOXABL’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL’s historical net losses and limited operating history; BOXABL’s expectations regarding future financial performance, capital requirements and unit economics; BOXABL’s use and reporting of business and operational metrics; BOXABL’s competitive landscape; BOXABL’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL’s business plans and the potential need for additional future financing; BOXABL’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL’s reliance on strategic partners and other third parties; BOXABL’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of FGMC could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL’s and FGMC’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC’s and BOXABL’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by FGMC and BOXABL with the SEC. You can find more information about FGMC’s directors and executive officers in FGMC’s final prospectus related to its initial public offering filed with the SEC on January 29, 2025 and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL’s directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on April 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.